Filed by OfficeMax Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No.: 1-5057

Date: June 3, 2013

The following is the transcript of video recordings taken from a live presentation hosted by OfficeMax CEO Ravi Saligram on May 9, 2013. The video segment was posted to an OfficeMax internal website on June 3, 2013, where it was accessible by all OfficeMax Associates.

Video Transcript

Execute. Inspire. Amaze.: Associate Town Hall and Merger Update

[Ravi Saligram, President and CEO, OfficeMax]

As you know we announced the merger. We announced it in February, we’re now in May, it’s been about three months. And all the reasons why we announced the merger at that time still hold good. I think it’s a very positive thing for our companies. We indeed have an exciting future.

So we’ve had some key steps. Things are going according to plan. We have had a few milestones. We filed the proxy and the S-4 to the SEC. The next step is for the SEC to review it. They take 30 days to go through it. So, we should be getting their comments very soon. And once you get SEC approval then we need 30 to 60 days to set up a merger shareholder meeting. So we’re expecting that to occur sometime early summer. Then in parallel the FTC approval was sought. We’ve received the second request. And the second request is really a greater look at all the information, depositions of people, etc. We anticipated this. We expected it. It’s all going according to plan.

At the same time the boards of the companies — each board appointed three people each from the companies to serve on the CEO selection committee. And Jim Marino, one of our directors was the former CEO of Alberto Culver, is our co-chair and Nigel Travis, who is the CEO of Dunkin’ Brands, is the co-chair on the Office Depot company board side. So, there’ll be six in total. And they’re gonna meet and figure out what are the right qualifications, the characteristics, for the combined company CEO. Neil and I clearly are being considered as incumbents and they’ll also look at external candidates. They’re very committed to driving this process forward and getting a new CEO for the combined company in place at or before closing. They realize how serious and important this issue is because a lot of other issues come from this decision — the naming of the headquarters, the brand, etc. So, I think that’s well underway.

So essentially, things are going according to plan, no hiccups, very systematic and so you should take heart from that. I think for most of you the implications of this are timeframe calendar, year-end as anticipated close and a small group of people working on integration planning and on the merger, especially some of the finance group, the legal group, some of the HR group. But it’s a select few working on it because our main business is running the company. So, your main business is running the company and delivering results.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with OfficeMax’s proposed merger with Office Depot or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION FILED WITH THE SEC

Office Depot has filed with the SEC a registration statement on Form S-4 that includes a preliminary Joint Proxy Statement of OfficeMax and Office Depot that also constitutes a preliminary prospectus of Office Depot. The registration statement has not yet become effective. OfficeMax and Office Depot plan to mail the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICEMAX, OFFICE DEPOT, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by OfficeMax and Office Depot through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800, and will be able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, Florida 33496 or by calling 561-438-7878.

PARTICIPANTS IN THE SOLICITATION

OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the Joint Proxy Statement/Prospectus. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 19, 2013, which are filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and Amendment No. 1 on Form 10-K/A, which are filed with the SEC.

FORWARD-LOOKING STATEMENTS

Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax and Office Depot constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding both companies’ future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax and Office Depot cannot guarantee that the macroeconomy will perform within the assumptions underlying their respective projected outlook; that their respective initiatives will be successfully executed and produce the results underlying their respective expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that their respective actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax and Office Depot undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax and Office Depot that may cause results to differ from expectations are included in the companies’ respective Annual Reports on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in the companies’ other filings with the SEC.